Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE REIT DECLARES DISTRIBUTION FOR APRIL 2019

April 17, 2019, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its board of trustees has declared a distribution of CAD$0.233 per stapled unit for the month of April 2019 representing $2.80 per stapled unit on an annualized basis. The distribution will be paid by Granite on May 15, 2019 to stapled unitholders of record at the close of trading on April 30, 2019. The stapled units will begin trading on an ex-dividend basis at the opening of trading on Monday, April 29, 2019 on the Toronto Stock Exchange and on the New York Stock Exchange.

Granite confirms that no portion of the distribution constitutes effectively connected income for U.S. federal tax purposes. A qualified notice providing the breakdown of the sources of the distribution will be issued to the Depository Trust & Clearing Corporation subsequent to the record date of April 30, 2019, pursuant to United States Treasury Regulation Section 1.1446-4.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. Granite owns over 85 rental income properties representing approximately 35 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.